1934 Act Registration No. 1-31731

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Dated Feb 16, 2005

Chunghwa Telecom Co., Ltd.

(Translation of Registrant’s Name into English)

21-3 Hsinyi Road Sec. 1,

Taipei, Taiwan, 100 R.O.C.

(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of form 20-F or Form 40-F.)

Form 20-F      x             Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                      No      x

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Chunghwa Telecom Co., Ltd. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 2005/02/16

Chunghwa Telecom Co., Ltd.

By:	/s/ Hank H. C. Wang
Name:	Hank H. C. Wang
Title:	Senior Managing Director
Finance Department

Exhibit

Exhibit	Description
1	Announcement on 2005/01/17: Clarification on the news report regarding the position change of Chunghwa Telecom’s four vice presidents

2	Announcement on 2005/01/17: CHT VP and financial spokesperson, C.C. Chen was retired, Hank H.C. Wang was temporarily nominated as financial spokesperson

3	Announcement on 2005/01/18: Chunghwa Telecom acquired equipments for Information Security Laboratory, etc., totaled NT$513,698,275.

4	Announcement on 2005/01/18: Chunghwa Telecom announced internal figure of 2004 year-end.

5	Announcement on 2005/01/19: The amendment of the announcement of 18th January 2005 about the purchase for Equipments of Information Security Lab, etc .

6	Announcement on 2005/01/21: Chunghwa Telecom purchased a batch of GSM equipments for mobile communication, which totaled NT$1,697,296,750.

7	Announcement on 2005/01/21: Chunghwa Telecom purchased a batch of MOD set-up boxes and servers. Total amount was NT$2,057,613,000

8	Announcement on 2005/01/25: Chunghwa Telecom purchased Digital Cross Connector DCS 1/0 for Leased Line Expansion Project etc. Totaled NT$511,345,345.

9	Announcement on 2005/02/01: Related information regarding the accumulatively purchasing of NITC Bond Fund for NT$400,000,000

10	Announcement on 2005/02/01: Chunghwa Telecom purchased multi-function phone sets etc., which amounted NT$528,033,180.

11	Announcement on 2005/02/02: The purchase for FS-STP Cable, etc., which amounted to NT$599,085,120.

12	Announcement on 2005/02/02: Chunghwa Telecom purchased Equipment Maintenance for 2nd Generation Material Information System, etc., which amounted NT$517,481,175.

13	Announcement on 2005/02/03: The amendment of the announcement of 2nd February 2005 about the date of the event for purchase of FS-STP Cable, etc.

14	Announcement on 2005/02/03: Related information regarding the accumulatively purchasing of NITC Bond Fund for NT$400,000,000

15	Announcement on 2005/02/04: Related information regarding the selling of PCA Well Pool Fund for NT$300,000,000

16	Announcement on 2005/02/14: Jan 2005 sales

17	Announcement on 2005/02/15: Chunghwa Telecom announced its revenue of NT$15.31 billion for Jan. 2005.

18	Announcement on 2005/02/15: Related information regarding the accumulatively purchasing of NITC Bond Fund for NT$400,000,000

EXHIBIT 1

Clarification on the news report regarding the position change of Chunghwa Telecom’s four vice presidents

Date of events: 2005/01/17

Contents:

1. Name of the reporting media: Economic Daily News

2. Date of the report: 2005/01/17

3. Content of the report: Four of Chunghwa Telecom’s vice presidents changed position.

4. Summary of the information provided by investors: None.

5. Company’s explanation of the reportage or provided information: There is no position change of Chunghwa Telecom’s VPs except that Mr. Jui-Hsiung Chen, Executive VP and Mr. C.C. Chen, VP retired, and Mr. Hank H. C. Wang, Senior MD of Finance Dept. acts for Mr. C.C. Chen.

6. Countermeasures: None.

7. Any other matters that need to be specified: None.

EXHIBIT 2

CHT VP and financial spokesperson, C.C. Chen was retired, Hank H.C. Wang was temporarily nominated as financial spokesperson

Date of events: 2005/01/16

Contents:

1. Changed personnel (please enter: “spokesperson,” “acting spokesperson,” “financial officer,” “research and development officer”, “chief of internal auditors”): Financial spokesperson

2. Date of occurrence of the change: 2005/01/16

3. Name, title, and resume of the replaced person: C.C. Chen, vice president.

4. Name, title, and resume of the replacement: Hank H.C. Wang, Senior Managing Director

5. Reason for the change: Retirement of vice president C.C. Chen

6. Effective date: 2005/01/16

7. Contact telephone number of the replacement: 02-23442809

8. Any other matters that need to be specified: None

EXHIBIT 3

Chunghwa Telecom acquired equipments for Information Security Laboratory, etc., totaled NT$513,698,275.

Date of events: 2005/01/18

Contents:

1. Name and nature of the subject matter (e.g. land located at Sublot XX, Lot XX, North District, Taichung City): Equipments for Information Securities Laboratory, etc.

2. Date of the occurrence of the event: 2004/01/19~2005/01/18

3. Transaction volume (e.g. XX square meters, equivalent to XX p’ing), unit price, total transaction price: Total transaction amount was NT$513,698,275.

4. Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): Syscom Computer Engineering Co.

5. Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: None.

6. Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: None.

7. Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained): None.

8. Terms of delivery or payment (including payment period and monetary amount): In accordance with the contract.

9. The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: In accordance with the Government Procurement Law.

10. Name of the professional appraisal institution and its appraisal amount: None.

11. Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: None.

12. Is the appraisal report price a limited price or specific price?: None.

13. Has an appraisal report not yet been obtained?: None.

14. Reason an appraisal report has not yet been obtained: None.

15. Broker and broker’s fee: None.

16. Concrete purpose or use of the acquisition or disposition: Telecom Material of CHT.

17. Do the directors have any objection to the present transaction?: None.

18. Any other matters that need to be specified: None.

EXHIBIT 4

Chunghwa Telecom announced internal figure of 2004 year-end

Date of events: 2005/01/18

Contents:

1. Date of occurrence of the event: 2005/01/18

2. Cause of occurrence: The company announced internal figure of 2004 year-end revenue totaled NT$182.6 bn, operating cost and expense of NT$122.8bn, net income after tax of NT$49.9 bn, EPS of NT$5.18.

3. Countermeasures: None.

4. Any other matters that need to be specified: None.

EXHIBIT 5

The amendment of the announcement of 18th January 2005 about the purchase for Equipments of Information Security Lab, etc

Date of events: 2005/01/19

Contents:

1. Date of occurrence of the event: 2005/01/19

2. Cause of occurrence: The announcement of 18th January 2005 about the purchase for Equipments of Information Security Lab, etc should be amended. One item of total 30 items in the purchase was not traded by Syscom Computer Engineering Co.; therefore, total 29 items were purchased from Syscom at the price of NT$470,698,675.

3. Countermeasures: None.

4. Any other matters that need to be specified: None.

EXHIBIT 6

Chunghwa Telecom purchased a batch of GSM equipments for mobile communication, which totaled NT$1,697,296,750.

Date of events: 2005/01/21

Contents:

1. Name and nature of the subject matter (e.g. land located at Sublot XX, Lot XX, North District, Taichung City): GSM/GPRS 5th-1 Expansion •GSM Networks Part

2. Date of the occurrence of the event: 2005/01/21

3. Transaction volume (e.g. XX square meters, equivalent to XX p’ing), unit price, total transaction price: Total transaction amount was NT$1,697,296,750 (including Business Tax)

4. Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): Nortel Networks Limited

5. Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: None.

6. Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: None.

7. Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained): None.

8. Terms of delivery or payment (including payment period and monetary amount): In accordance with the contract.

9. The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: In accordance with the Government Procurement Law.

10. Name of the professional appraisal institution and its appraisal amount: None.

11. Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: None.

12. Is the appraisal report price a limited price or specific price?: None.

13. Has an appraisal report not yet been obtained?: None.

14. Reason an appraisal report has not yet been obtained: None.

15. Broker and broker’s fee: None.

16. Concrete purpose or use of the acquisition or disposition: Telecom Material of CHT.

17. Do the directors have any objection to the present transaction?: None.

18. Any other matters that need to be specified: None.

EXHIBIT 7

Chunghwa Telecom purchased a batch of MOD set-up boxes and servers. Total amount was NT$2,057,613,000

Date of events: 2005/01/21

Contents:

1. Name and nature of the subject matter (e.g. land located at Sublot XX, Lot XX, North District, Taichung City): MOD set-up boxes and servers

2. Date of the occurrence of the event: 2005/01/21

3. Transaction volume (e.g. XX square meters, equivalent to XX p’ing), unit price, total transaction price: Total transaction amount was NT$2,057,613,000

4. Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): HwaCom Systems Inc.

5. Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: None.

6. Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: None.

7. Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained): None.

8. Terms of delivery or payment (including payment period and monetary amount): Delivery • inspection • payment in batches.

9. The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: In accordance with the Government Procurement Law.

10. Name of the professional appraisal institution and its appraisal amount: None.

11. Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: None.

12. Is the appraisal report price a limited price or specific price?: None.

13. Has an appraisal report not yet been obtained?: None.

14. Reason an appraisal report has not yet been obtained: None.

15. Broker and broker’s fee: None.

16. Concrete purpose or use of the acquisition or disposition: Telecom Materials of CHT.

17. Do the directors have any objection to the present transaction?: None.

18. Any other matters that need to be specified: None.

EXHIBIT 8

Chunghwa Telecom purchased Digital Cross Connector DCS 1/0 for Leased Line Expansion Project etc. Totaled NT$511,345,345.

Date of events: 2005/01/25

Contents:

1. Name and nature of the subject matter (e.g. land located at Sublot XX, Lot XX, North District, Taichung City): Digital Cross Connector DCS 1/0 for Leased Line Expansion Project, etc.

2. Date of the occurrence of the event: 2004/01/26~2005/01/25

3. Transaction volume (e.g. XX square meters, equivalent to XX p’ing), unit price, total transaction price: Total transaction amount was NT$511,345,345

4. Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): Taiwan International Standard Electronics Ltd.

5. Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: None.

6. Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: None.

7. Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained): None.

8. Terms of delivery or payment (including payment period and monetary amount): In accordance with the contract.

9. The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: In accordance with the Government Procurement Law.

10. Name of the professional appraisal institution and its appraisal amount: None.

11. Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: None.

12. Is the appraisal report price a limited price or specific price?: None.

13. Has an appraisal report not yet been obtained?: None.

14. Reason an appraisal report has not yet been obtained: None.

15. Broker and broker’s fee: None.

16. Concrete purpose or use of the acquisition or disposition: Telecom Materials of CHT.

17. Do the directors have any objection to the present transaction?: None.

18. Any other matters that need to be specified: None.

EXHIBIT 9

Related information regarding the accumulatively purchasing of NITC Bond Fund for NT$400,000,000

Date of events: 2005/02/01

Contents:

1. Name and nature of the subject matter (if preferred shares, the terms and conditions of issuance shall also be indicated, e.g. dividend yield): NITC Bond Fund

2. Date of occurrence of the event: 2005/01/31~2005/02/01

3. Volume, unit price, and total monetary amount of the transaction: 2,495,118.9 Units; NT$160.310~160.316; NT$400,000,000

4. Counterpart to the trade and its relationship to the Company (if the trading counterpart is a natural person and furthermore is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): NITC Asset Management(Asia) Limited; None

5. Where the counterpart to the trade is an actual related party, a public announcement shall also be made of the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer, and date of acquisition: N/A

6. Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: N/A

7. Matters related to the creditor’s rights currently being disposed of (including types of collateral of the disposed creditor’s rights; if the creditor’s rights are creditor’s rights toward a related person, the name of the related person and the book amount of the creditor’s rights toward such related person currently being disposed of must also be announced): N/A

8. Anticipated profit or loss from the disposal (not applicable in cases of acquisition of securities) (where originally deferred, the status or recognition shall be stated and explained): N/A

9. Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important stipulations: One time payment in cash

10. The manner in which the current transaction was decided, the reference basis for the decision on price, and the decision-making department: Base on the NAV of the fund; The NAV declared by fund company; finance department

11. Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g. pledges): 2,495,118.9 Units; NT$400,007,482; 0.58%

12. Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operating capital as shown in the most recent financial statement: 1.99%; 2.30%; NT$14,218,699,557

13. Broker and broker’s fee: None

14. Concrete purpose or use of the acquisition or disposition: Short-term investment

15. Net worth per share of company underlying securities acquired or disposed of: NT$160.31

16. Do the directors have any objection to the present transaction?: None

17. Has the CPA issued an opinion on the unreasonableness of the price of the current transaction?: None

18. Any other matters that need to be specified: None

EXHIBIT 10

Chunghwa Telecom purchased multi-function phone sets etc., which amounted NT$528,033,180.

Date of events: 2005/02/01

Contents:

1. Name and nature of the subject matter (e.g. land located at Sublot XX, Lot XX, North District, Taichung City): Multi-function phone sets etc.

2. Date of the occurrence of the event: 2004/02/02~2005/02/01

3. Transaction volume (e.g. XX square meters, equivalent to XX p’ing), unit price, total transaction price: Total transaction amount was NT$528,033,180.

4. Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): HwaCom Systems Inc.

5. Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: None.

6. Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: None.

7. Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained): None.

8. Terms of delivery or payment (including payment period and monetary amount): Delivery • inspection • payment in batches.

9. The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: In accordance with the Government Procurement Law.

10. Name of the professional appraisal institution and its appraisal amount: None.

11. Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: None.

12. Is the appraisal report price a limited price or specific price?: None.

13. Has an appraisal report not yet been obtained?: None.

14. Reason an appraisal report has not yet been obtained: None.

15. Broker and broker’s fee: None.

16. Concrete purpose or use of the acquisition or disposition: Telecom Materials of CHT.

17. Do the directors have any objection to the present transaction?: None.

18. Any other matters that need to be specified: None.

EXHIBIT 11

The purchase for FS-STP Cable, etc., which amounted to NT$599,085,120.

Date of events: 2005/02/02

Contents:

1. Name and nature of the subject matter (e.g. land located at Sublot XX, Lot XX, North District, Taichung City): The purchase for FS-STP Cable, etc.,

2. Date of the occurrence of the event: 2004/02/02~2005/02/01

3. Transaction volume (e.g. XX square meters, equivalent to XX p’ing), unit price, total transaction price: Total transaction amount was NT$599,085,120.

4. Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): HONG TAI ELECTRIC INDUSTRIAL COMPANY Ltd.

5. Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: None.

6. Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: None.

7. Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained): None.

8. Terms of delivery or payment (including payment period and monetary amount): In accordance with the contract.

9. The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: In accordance with the Government Procurement Law.

10. Name of the professional appraisal institution and its appraisal amount: None.

11. Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: None.

12. Is the appraisal report price a limited price or specific price?: None.

13. Has an appraisal report not yet been obtained?: None.

14. Reason an appraisal report has not yet been obtained: None.

15. Broker and broker’s fee: None.

16. Concrete purpose or use of the acquisition or disposition: Telecom Materials of CHT.

17. Do the directors have any objection to the present transaction?: None.

18. Any other matters that need to be specified: None.

EXHIBIT 12

Chunghwa Telecom purchased Equipment Maintenance for 2nd Generation Material Information System, etc., which amounted NT$517,481,175.

Date of events: 2005/02/02

Contents:

1. Name and nature of the subject matter (e.g. land located at Sublot XX, Lot XX, North District, Taichung City): The purchase for Equipment Maintenance for 2nd Generation Material Information System, etc.

2. Date of the occurrence of the event: 2004/02/03~2005/02/02

3. Transaction volume (e.g. XX square meters, equivalent to XX p’ing), unit price, total transaction price: Total transaction amount was NT517,481,175.

4. Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): Syscom Computer Engineering Co.

5. Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: None.

6. Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: None.

7. Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained): None.

8. Terms of delivery or payment (including payment period and monetary amount): In accordance with contract.

9. The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: In accordance with the Government Procurement Law.

10. Name of the professional appraisal institution and its appraisal amount: None.

11. Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: None.

12. Is the appraisal report price a limited price or specific price?: None.

13. Has an appraisal report not yet been obtained?: None.

14. Reason an appraisal report has not yet been obtained: None.

15. Broker and broker’s fee: None.

16. Concrete purpose or use of the acquisition or disposition: Telecom Materials of CHT.

17. Do the directors have any objection to the present transaction?: None.

18. Any other matters that need to be specified: None.

EXHIBIT 13

The amendment of the announcement of 2nd February 2005 about the date of the event for purchase of FS-STP Cable, etc.

Date of events: 2005/02/03

Contents:

1. Date of occurrence of the event: 2005/02/03

2. Cause of occurrence: The announcement of 2nd February 2005 about the purchase for FS-STP Cable, etc. should be amended. The date of occurrence for the purchase was 2004/02/03~2005/02/02.

3. Countermeasures: None.

4. Any other matters that need to be specified: None.

EXHIBIT 14

Related information regarding the accumulatively purchasing of NITC Bond Fund for NT$400,000,000

Date of events: 2005/02/03

Contents:

1. Name and nature of the subject matter (if preferred shares, the terms and conditions of issuance shall also be indicated, e.g. dividend yield): NITC Bond Fund

2. Date of occurrence of the event: 2005/02/02~2005/02/03

3. Volume, unit price, and total monetary amount of the transaction: 2,494,916.6 units; NT$160.323~160.329; NT$400,000,000

4. Counterpart to the trade and its relationship to the Company (if the trading counterpart is a natural person and furthermore is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): NITC Asset Management(Asia) Limited; None

5. Where the counterpart to the trade is an actual related party, a public announcement shall also be made of the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer, and date of acquisition: N/A

6. Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: N/A

7. Matters related to the creditor’s rights currently being disposed of (including types of collateral of the disposed creditor’s rights; if the creditor’s rights are creditor’s rights toward a related person, the name of the related person and the book amount of the creditor’s rights toward such related person currently being disposed of must also be announced): N/A

8. Anticipated profit or loss from the disposal (not applicable in cases of acquisition of securities) (where originally deferred, the status or recognition shall be stated and explained): N/A

9. Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important stipulations: One time payment in cash

10. The manner in which the current transaction was decided, the reference basis for the decision on price, and the decision-making department: Base on the NAV of the fund; The NAV declared by fund company; finance department

11. Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g. pledges): 4,990,035.5 Units; NT$800,047,402; 1.14%

12. Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operating capital as shown in the most recent financial statement: 2.08%; 2.40%; NT$14,218,699,557

13. Broker and broker’s fee: None

14. Concrete purpose or use of the acquisition or disposition: Short-term investment

15. Net worth per share of company underlying securities acquired or disposed of: NT$160.32

16. Do the directors have any objection to the present transaction?: None

17. Has the CPA issued an opinion on the unreasonableness of the price of the current transaction?: None

18. Any other matters that need to be specified: None

EXHIBIT 15

Related information regarding the selling of PCA Well Pool Fund for NT$300,000,000

Date of events: 2005/02/04

Contents:

1. Name and nature of the subject matter (if preferred shares, the terms and conditions of issuance shall also be indicated, e.g. dividend yield): PCA Well Pool Fund

2. Date of occurrence of the event: 2005/02/04

3. Volume, unit price, and total monetary amount of the transaction: 24,526,034.4 Units; NT$12.2319; NT$300,000,000

4. Counterpart to the trade and its relationship to the Company (if the trading counterpart is a natural person and furthermore is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): PCA Securities Investment Trust Co., Ltd.; None

5. Where the counterpart to the trade is an actual related party, a public announcement shall also be made of the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer, and date of acquisition: N/A

6. Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: N/A

7. Matters related to the creditor’s rights currently being disposed of (including types of collateral of the disposed creditor’s rights; if the creditor’s rights are creditor’s rights toward a related person, the name of the related person and the book amount of the creditor’s rights toward such related person currently being disposed of must also be announced): N/A

8. Anticipated profit or loss from the disposal (not applicable in cases of acquisition of securities) (where originally deferred, the status or recognition shall be stated and explained): NT$343,364

9. Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important stipulations: One time payment in cash

10. The manner in which the current transaction was decided, the reference basis for the decision on price, and the decision-making department: Base on the NAV of the fund; The NAV declared by fund company; finance department

11. Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g. pledges): 81,875,229.3 Units; NT$1,001,489,617; 3.35%

12. Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operating capital as shown in the most recent financial statement: 2.10%; 2.42%; NT$14,218,699,557

13. Broker and broker’s fee: None

14. Concrete purpose or use of the acquisition or disposition: Short-term investment

15. Net worth per share of company underlying securities acquired or disposed of: NT$12.23

16. Do the directors have any objection to the present transaction?: None

17. Has the CPA issued an opinion on the unreasonableness of the price of the current transaction?: None

18. Any other matters that need to be specified: None

EXHIBIT 16

Chunghwa Telecom

Feb 14, 2005

This is to report the changes or status of 1) Sales volume 2) Funds lent to other parties 3) Endorsements and guarantees 4) Financial derivative transactions for the period of Jan 2005

1)	Sales volume (NT$ Thousand)

Period	Items	2005	2004	Changes	%
Jan	Invoice amount	18,183,840	17,365,403	818,437	4.71%
Jan -Jan	Invoice amount	18,183,840	17,365,403	818,437	4.71%
Jan	Net sales	15,305,503	15,398,643	- 93,140	-0.60%
Jan -Jan	Net sales	15,305,503	15,398,643	- 93,140	-0.60%

EXHIBIT 17

Chunghwa Telecom announced its revenue of NT$15.31 billion for Jan. 2005.

Date of events: 2005/02/15

Contents:

1. Date of occurrence of the event: 2005/02/15

2. Cause of occurrence: Chunghwa Telecom’s revenue for Jan. 2005 was NT$15.31 billion. In which, income from operations was NT$5.89 billion, net income was NT$4.56 billion, and EPS was NT$0.47.

3. Countermeasures: None.

4. Any other matters that need to be specified: None.

EXHIBIT 18

Related information regarding the accumulatively purchasing of NITC Bond Fund for NT$400,000,000

Date of events: 2005/02/15

Contents:

1. Name and nature of the subject matter (if preferred shares, the terms and conditions of issuance shall also be indicated, e.g. dividend yield): NITC Bond Fund

2. Date of occurrence of the event: 2005/02/04~2005/02/15

3. Volume, unit price, and total monetary amount of the transaction: 2,494,255.5 Units; NT$160.336~160.401; NT$400,000,000

4. Counterpart to the trade and its relationship to the Company (if the trading counterpart is a natural person and furthermore is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): NITC Asset Management(Asia) Limited; None

5. Where the counterpart to the trade is an actual related party, a public announcement shall also be made of the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer, and date of acquisition: N/A

6. Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: N/A

7. Matters related to the creditor’s rights currently being disposed of (including types of collateral of the disposed creditor’s rights; f the creditor’s rights are creditor’s rights toward a related person, the name of the related person and the book amount of the creditor’s rights toward such related person currently being disposed of must also be announced): N/A

8. Anticipated profit or loss from the disposal (not applicable in cases of acquisition of securities) (where originally deferred, the status or recognition shall be stated and explained): N/A

9. Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important stipulations: One time payment in cash

10. The manner in which the current transaction was decided, the reference basis for the decision on price, and the decision-making department: Base on the NAV of the fund; The NAV declared by fund company; finance department

11. Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g. pledges): 7,484,291.0 Units; NT$1,200,487,761; 1.67%

12. Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operating capital as shown in the most recent financial statement: 2.12%; 2.44%; NT$24,115,898,092

13. Broker and broker’s fee: None

14. Concrete purpose or use of the acquisition or disposition: Short-term investment

15. Net worth per share of company underlying securities acquired or disposed of: NT$160.36

16. Do the directors have any objection to the present transaction?: None

17. Has the CPA issued an opinion on the unreasonableness of the price of the current transaction?: None

18. Any other matters that need to be specified: None

b	Trading purpose: None